Exhibit 99.187

mCloud Announces First Quarter 2021 Financial Results

  Q1 2021 AssetCare™ revenues were C$7.3 million compared to C$3.1 million in Q1 2020, up 139% year-over-year
  AssetCare Over Time recurring revenues in Q1 2021 were C$6.2 million compared to C$5.5 million in Q4 2020 and C$1.0 million in Q1 2020, an increase of 13% quarter-over-quarter and an increase of 524% year-over-year
  Total revenues in Q1 2021 were C$8.4 million compared to C$6.6 million in Q1 2020, up 28% year-over-year
  Gross margins in Q1 2021 remained steady at 61%
  Total connected assets were 61,489 at Q1 2021 compared to 59,462 at Q4 2020, up 3% quarter-over-quarter

CALGARY, AB, May 25, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management and ESG solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced its financial results for the first quarter ended March 31, 2021 ("Q1 2021").

"mCloud continued to grow its AssetCare business in the first quarter of 2021, despite the challenges that persisted throughout the quarter due to pandemic restrictions," said Russ McMeekin, mCloud President and CEO. "Our pipeline and backlog remain very strong as we await the expected lifting of these restrictions worldwide beginning in June."

"Global trends such as ESG and the decarbonization of industrial assets, coupled with the surge in demand for indoor air quality assurance as businesses seek a return to work, are among the major growth drivers that give us strong confidence in our ability to grow mCloud and AssetCare in 2021 and beyond," McMeekin added. "In addition, we see further growth coming from strategic partnerships recently announced with three North American utilities and Fidus Global, which are additive to our growing backlog and pipeline."

Q1 2021 Revenue Highlights

All figures in millions of Canadian dollars

For the three months ended March 31,	2021	2020
AssetCare Over Time	$6.191	$0.992
AssetCare Initialization	1.149	2.073
Engineering Services	1.041	3.493
Total	$8.381	$6.558
Gross Profit	$5.122	$4.062
Gross Margin	61%	62%
Direct Expenses
Sales and Marketing and Salaries, Wages, and Benefits	$5.055	$6.330
Research and Development	0.749	--
General and Administrative	1.337	1.147
Total Direct Expenses	$7.141	$7.477
Operating EBITDA	$(2.019)	$(3.415)
Professional and Consulting	$1.739	$2.076

mCloud generated Q1 2021 revenues of C$8.4 million compared to revenues of C$6.6 million in the fourth quarter ended December 31, 2020 ("Q4 2020"). This represents a 28% year-over-year increase in revenues despite a substantial decline in Engineering Services revenue that were the result of ongoing pandemic restrictions. Gross margins were 61% on total revenue in Q1 2021, remaining steady compared year-over-year to the gross margins of 62% seen in the first quarter ended January 31, 2020 ("Q1 2020"). AssetCare Over Time revenue continued to see high margins, offset by third-party passthrough expenses present in AssetCare Initialization revenue.

AssetCare Over Time revenue, which is the recurring component of AssetCare revenues, was C$6.2 million in Q1 2021, compared to C$5.5 million in Q4 2020, representing 13% growth quarter-over-quarter and compared to C$1.0 million in Q1 2020, representing 524% growth year-over-year.

2,027 connected assets were added in Q1 2021, yielding a total of 61,489 assets in the quarter compared to 59,462 at the end of Q4 2020. The Company noted most of these connected assets came from existing customers, illustrating the inherent "stickiness" of mCloud's commercial Software-as-a-Service ("SaaS") business model and the Company's ability to organically grow its AssetCare business through adding to customer Lifetime Value ("LTV") with existing customers on an ongoing basis.

Operating EBITDA, defined as gross profit less all direct expenses, improved in Q1 2021 by approximately C$1.4 million year-over-year compared to Q1 2020, even with the addition of approximately C$0.7 miliion in research and development expenses. This was due to the increase in gross profit and reduced payroll expenses in the quarter. Professional and Consulting expenses were approximately C$0.3 million lower in Q1 2020, a function of the timing of certain corporate development activities.

Progress since January 2021

Since January 2021, mCloud has raised approximately C$20.4 million from subsequent tranches of a convertible equity debenture originally announced on December 7, 2020 and the close of a fully subscribed C$14.5 million overnight offering in April 2021. The Company also announced on May 17 it had secured a C$5 million operating line from ATB Financial, adding to mCloud's working capital to deploy AssetCare contracts and accelerating the Company's growth plans internationally.

Q1 2021 saw the addition of Kim Clauss, who joined mCloud as the Company's Executive Vice President, HR and Global Talent announced on March 8, and Arnel Santos, who will be joining mCloud shortly as the Company's Executive Vice President and President, Americas announced on May 5. A veteran Honeywell sales leader, Derrill Meyer, also joined the mCloud team in Q1 2021 to bolster mCloud's sales efforts in North America.

On April 23, mCloud announced partnerships with three utilities in the United States and Canada supporting the uptake of AssetCare solutions for Connected Buildings centered around the delivery of HVAC energy efficiency and indoor air quality ("IAQ") solutions with small- and mid-size businesses.

In the month of May, the Company announced it had completed the connection of its first buildings in New York State through one of these partnerships. Also announced was equipping the head office of a Raymond James affiliate, Cadence Financial Group®, with an AssetCare HVAC and IAQ solution. mCloud released its first annual ESG report in May, which is now available for download through mCloud's Web site.

2021 Look Ahead

mCloud noted it maintains a strong backlog and sales pipeline capable of doubling the growth of AssetCare revenues with robust gross margins over the course of 2021. The Company anticipates seeing pandemic restrictions begin to ease in late June, which is expected to enable the mCloud team across all segments to expand its ability to work with customers, complete outstanding AssetCare connections, and accelerate progress on backlog delivery.

Progress continues toward connecting 70,000 assets, the milestone at which the Company expects recurring revenues from AssetCare will sustain the Company's regular operations on an ongoing basis. With the pace at which mCloud expects to see pandemic restrictions lift, the Company is actively working toward achieving the 70,000 connected asset milestone in the late summer or early fall, at which point the Company will turn its focus toward achieving its next growth target of 100,000 connections.

Changes to Board of Directors

Effective May 31, 2021, Michael Sicuro, Co-Founder and Chairman of the Board will retire from mCloud's Board of Directors. Mr. Sicuro played a pivotal role in establishing the Company's foundation as a business and establishing the sound governance that mCloud will continue to build on going forward. Mike Allman will assume the position of Chairman effective June 1, 2021.

Final Close of December 2020 Convertible Debenture

Further to its press release dated March 26, 2021, mCloud announced today it had closed the sixth and final tranche of its private placement offering of convertible unsecured subordinated debentures (the "Debentures") at a price of US$100 per Debenture (the "Final Tranche"). The aggregate gross proceeds received by mCloud under the Final Tranche were US$1.916 million. In connection with the Final Tranche, the Company paid a finder's fee to American Trust Investor Services, Inc. for its services introducing certain purchasers to the Company under the Final Tranche, being i) cash compensation of $148,580; and ii) 104,880 broker warrants, with each broker warrant being exercisable for one common share of the Company (a "Common Share") at a price of US$1.14 per Common Share.

The Debentures issued in the Final Tranche have a term of 36 months and bear interest at a rate of 8% per annum, calculated and paid quarterly on the last day of March, June, September and December of each year. Interest will be paid in Common Shares or cash at the election of the Company. The first interest payment will be due and payable on June 30, 2021.

The principal amount of the Debentures will be convertible into Common Shares (each, a "Debenture Share") at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date of the Debentures (the "Maturity Date"). The conversion price per Debenture Share issuable under the Final Tranche is US$1.14 per Debenture Share. The principal amount of Debentures outstanding will be repayable in Common Shares or cash at the election of the Company on the Maturity Date.

 The net proceeds from the Final Tranche will be used for working capital purposes. All securities issued under the Final Tranche will be subject to a statutory four month hold period.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities issued under the Final Tranche have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Q1 2021 Earnings Conference Call

The Company is hosting a conference call to discuss the financial results for the first quarter at 10:00 a.m. ET tomorrow.

The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Wednesday, June 2, 2021 at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 1266114.

A live audio webcast of the conference call will be available at https://bit.ly/33Ai1vV. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the three-month periods ended March 31, 2021 and March 31, 2020 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2021 and audited consolidated financial statements and notes thereto for the year ended December 31, 2020 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the timing of easing of pandemic restrictions, acceleration of onboarding new AssetCare customers, business growth from strategic partnerships, the growth of mCloud's business in 2021, and the point at which recurring revenues will sustain regular Company operations.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/25/c6054.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 18:00e 25-MAY-21